SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
November 14, 2014

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated November 14, 2014, entitled “Syneron Medical to Participate in Three Investor Conferences in November”.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: November 14, 2014

Syneron Medical to Participate in Three Investor Conferences in November

Yokneam, Israel, November 14, 2014 – Syneron Medical Ltd. (NASDAQ:ELOS), a leading global aesthetic device company, announced today that its management is scheduled to participate in three upcoming investor conferences.

The first conference is the Stifel 2014 Healthcare Conference in New York City. Hugo Goldman, Chief Financial Officer, will participate on behalf of the Company.

Conference:          Stifel 2014 Healthcare Conference
Date:                      Tuesday, November 18, 2014
Time:                      10:55 am ET

The second conference is the Canaccord Genuity Medical Technology & Diagnostics Forum in New York City. Dr. Shimon Eckhouse, Chairman of the Board of Directors, will participate on behalf of the Company.

Conference:          Canaccord Genuity Medical Technology & Diagnostics Forum
Date:                      Thursday, November 20, 2014
Time:                       9:30 am ET

The third conference is the Jefferies 2014 Global Healthcare Conference in London. Mr. Goldman will participate on behalf of the Company.

Conference:          Jefferies 2014 Global Healthcare Conference
Date:                      Thursday, November 20, 2014
Time:                      8:00 am GMT (3:00 am ET)

The presentations will be webcast live over the Internet and can be accessed through the Investor Relations section on Syneron's website at www.investors.syneron.com. Please go to the website a few minutes early, as it may be necessary to download audio software to hear the presentations.

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets and services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

Contacts:
Hugo Goldman, Chief Financial Officer
+ 972 73 244 2283
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com